                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549           SEC File Number

                                                              0-15482

                          NOTIFICATION OF LATE FILING         CUSIP Number

                                                              944018 30 8

(Check One): / / Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K
             /X/ Form 10-Q and Form 10-QSB / / Form N-SAR

                 For Period Ended: November 30, 1995
                 / / Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR
                 For  the Transition Period Ended:_____________________________

--------------------------------------------------------------------------------
       Read Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

WAVETECH, INC.
Full Name of Registrant

   N/A
Former Name if Applicable

5210 E. Williams Circle, Suite 200
Address of Principal Executive Office (Street and Number)

Tucson, Arizona  85711
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         The Company has been conducting an evaluation of balance sheet assets, which has required that the Company obtain certain information within the possession and control of third parties. The Company has been unable to obtain such information and complete such evaluation without unreasonable effort or expense in order to permit timely filing of its Report on Form 10-QSB for the quarter ended November 30, 1995. The Company believes that the necessary information will be obtained and the evaluation of the Company's assets will be completed in time to permit filing of such Form 10-QSB Report on or before January 22, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Terence E. Belsham            (520)                   750-9093
                  (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                               /X/  Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /X/  Yes   / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE ATTACHEMENT A

                                 WAVETECH, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January 16, 1996                            By /s/ Terence E. Belsham
                                                      -------------------------
                                                          Terence E. Belsham
                                                          President

                                  ATTACHMENT A

                           PART IV - OTHER INFORMATION

         Subject to adjustments, if any, which may be required as a result of the above-described evaluation of assets, the Company anticipates a net loss of $287,366, or $.03 per share for the quarter ended November 30, 1995, as compared to a net loss of $129,122, or $.12 per share, for the corresponding period of the prior fiscal year. The increased net loss is primarily attributable to costs associated with adding personnel and resources necessary to develop the Company's infrastructure and business organization.